Exhibit 99.1

 News Release

Kinross reports record 2007 revenue, increased reserves

Significant production growth expected this year

Company declares first-ever dividend

Toronto, Ontario, February 21, 2008 – Kinross Gold Corporation (TSX-K; NYSE-KGC) today announced its unaudited results for the fourth quarter and year ended December 31, 2007.

(This news release contains forward-looking information that is subject to the risk factors and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 16 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

2007 Fourth Quarter and Full Year Highlights

●
Gold equivalent production was 384,598 ounces in the fourth quarter of 2007, compared with 362,028 ounces for the same period last year. For the full year 2007, gold equivalent production was in line with previously-announced guidance at 1,589,321 ounces, an increase of 8 % over full-year 2006.

●
Revenue was $281.4 million in the fourth quarter, a 22% increase over the same period last year, and the average realized gold price was $796 per ounce. Full-year revenue was a record $1.1 billion, a 21% increase over the same period last year, and the average realized gold price was $697 per ounce.

●
Cost of sales per ounce[1] was $419 in the fourth quarter on sales of 356,329 gold equivalent ounces, compared with $317 per ounce on sales of 375,684 gold equivalent ounces in the fourth quarter 2006. Cost of sales per ounce for full-year 2007 was in line with previously-announced guidance at $368 on sales of 1,575,940 gold equivalent ounces, compared with $319 on sales of 1,510,836 ounces for full-year 2006.

●
Net earnings for the fourth quarter were $173.1 million, or $0.29 per share, compared with net earnings of $41.0 million, or $0.11 per share, for the same period last year. Full-year net earnings were $334.0 million, or $0.60 per share, compared to $165.8 million, or $0.47 per share, for full-year 2006. Earnings for the fourth quarter included a gain relating to the asset swap transaction with Goldcorp.

●	The Board of Directors has declared a dividend of $0.04 per share, payable on March 31, 2008 to shareholders of record on March 24, 2008. The present intention is to pay a dividend semi-annually.

●
Cash flow from operating activities was $72.8 million in the fourth quarter of 2007, compared to $91.2 million for the corresponding period in 2006, and $341.2 million for the full year 2007 compared with $292.0 million for the full-year 2006. Cash balances were $551.3 million at December 31, 2007 compared to $154.1 million at December 31, 2006.

●	Capital expenditures were $184.9 million in the fourth quarter and $601.1 million for the full year.

●	Construction at the Paracatu, Kupol and Buckhorn projects continues to progress well and all three projects are expected to begin commissioning on schedule.

●
The Board of Directors has approved a $270 million heap leach and pit expansion project at the Fort Knox mine which is expected to extend the life of the mine by five years and double life-of-mine production to 2.9 million gold equivalent ounces.

●	Proven and Probable Gold Reserves increased by 18.7 million ounces or 67%, from 27.9 million ounces on December 31, 2006 to 46.6 million ounces on December 31, 2007.

●	In January 2008, the Company completed a $460-million offering of 1.75% convertible senior notes due March 15, 2028, realizing net proceeds of approximately $449 million.
1. Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

KINROSS GOLD CORPORATION www.kinross.com	40 King Street West, 52nd Floor Toronto, Ontario, Canada M5H 3Y2	TEL: 416-365-5123 FAX:416-363-6622 TOLL FREE:866-561-3636

CEO commentary

Tye Burt, Kinross President and CEO, made the following comments in relation to the fourth-quarter and year-end 2007 results:

“Our employees can take pride in all that Kinross accomplished in 2007. Production from Kinross operations was strong and our safety performance was excellent. We completed our integration of the Bema acquisition, and closed a major asset swap with Goldcorp. We successfully advanced our three development projects towards start-up, while we re-focused Kinross’ global exploration strategy and continued to add to our growing reserve base.

“We are now entering an exciting period of growth with our three development projects at Paracatu, Kupol and Buckhorn scheduled to come into production in 2008. These new projects are expected to increase our 2007 gold equivalent production by 60 per cent in 2009, while significantly improving our cost profile and margins. By the fourth quarter of 2008, our average cost of sales is expected to decrease to between $325 and $335 per gold equivalent ounce.

“We are strengthening our portfolio of current operations. Our new Fort Knox Project adds reserves and extends the life of the mine by five years, doubling life-of-mine production, and reducing the average cost of sales per ounce.

“We are also pleased to declare our first-ever common share dividend, a measure of Kinross’ maturity as a company, our confidence that we will continue to deliver strong results as we grow, and our commitment to provide superior returns for Kinross shareholders.”

Summary of financial and operating results

		Three months ended December 31		Years ended December 31,
	(dollars in millions, except per share and per ounce amounts)	2007	2006	2007	2006
	Gold equivalent ounces - produced (a)	384,598	362,028	1,589,321	1,476,329
	Gold equivalent ounces - sold (a)	356,329	375,684	1,575,940	1,510,836

	Metal sales	$281.4	$231.4	$1,093.0	$905.6
	Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$149.3	$119.2	$580.3	$481.7
	Accretion and reclamation expense	$1.8	$1.8	$10.9	$33.5
	Depreciation, depletion and amortization	$29.1	$27.1	$129.3	$108.3
	Operating earnings	$59.2	$47.1	$226.9	$164.6
	Net earnings	$173.1	$41.0	$334.0	$165.8
	Basic earnings per share	$0.29	$0.11	$0.60	$0.47
	Diluted earnings per share	$0.28	$0.11	$0.59	$0.47
	Cash flow from operating activities	$72.8	$91.2	$341.2	$292.0
	Average realized gold price per ounce	$796	$615	$697	$598
	Cost of sales per equivalent ounce sold (b)	$419	$317	$368	$319
(a)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each year. This ratio for the three and twelve months ended December 31, 2007 was 55.33:1 and 51.51:1, respectively compared with 60.16:1 and 60.79:1 respectively for the three and twelve months ended December 31, 2006.

(b)	Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 2

Kinross produced 384,598 gold equivalent ounces in the fourth quarter 2007 and 1,589,321 for the full year, which was in line with previously-stated guidance for the full year.  Production for the full-year 2007 increased by eight per cent over full-year 2006.  The increase can be attributed to additional production from the acquired Bema properties of Maricunga and Julietta, combined with production increases from Fort Knox and Paracatu. These increases were partially offset by declines in production at Round Mountain, La Coipa, Musselwhite, Porcupine Joint Venture and Crixás.

Revenue from metal sales increased 21 per cent in 2007 over 2006, from $905.6 million to $1,093.0 million, primarily as a result of a 17-per-cent increase in the average realized gold price and a four-per-cent increase in the number of gold equivalent ounces sold.  The average realized gold price for the fourth quarter and full-year 2007 was $796 and $697 per ounce, respectively, compared with $615 and $598 per ounce in same periods of 2006. The average spot price in the fourth quarter and full year of 2007 was $786 and $695 per ounce, respectively, compared with $614 and $598 per ounce in the same respective periods in 2006.

Cost of sales per gold equivalent ounce was $419 for the fourth quarter of 2007 compared to $317 for the fourth quarter of 2006. Cost of sales per gold equivalent ounce for the full year 2007 was $368 compared to $319 in 2006. The increase in full-year costs can be attributed primarily to higher consumable costs at most operations; reduced production due to operating problems at the Porcupine Joint Venture and weather-related and operating delays at Maricunga; increased maintenance costs at the Porcupine Joint Venture and Musselwhite; increased price-based royalties at Round Mountain and Fort Knox; and the impact of strengthening currencies, most significantly the appreciation of the Canadian dollar and the Brazilian real against the U.S. dollar.

Net earnings for the fourth quarter were $173.1 million or $0.29 per share, compared with earnings of $41.0 million or $0.11 per share for the same period last year. Net earnings for the full year were $334.0 million, or $0.60 per share, compared to $165.8 million, or $0.47 per share, for the same period last year. Fourth quarter 2007 earnings included the following items with a net benefit of $132.2 million or $0.22 per share: a gain of $138.3 million on the asset swap transaction with Goldcorp and an expense of $1.8 million relating to the fair value increment on the acquired  La Coipa inventories sold during the last ten days of 2007; a gain of $7.6 million on the sale of the Bell Creek mill in Timmins; foreign exchange losses of $10.2 million on revaluation of foreign currency-based future tax liabilities; and a $1.7 million expense relating to the year-end increase of our asset retirement obligation liability, primarily relating to the Kubaka mine, which was divested in January 2008. Period-over-period earnings per share were impacted by a 69 per cent increase in the number of shares outstanding in 2007, primarily as a result of the Bema acquisition.

General and administrative expenses were $22.2 million in the fourth quarter of 2007, compared to $13.7 million in the fourth quarter of 2006. General and administrative expenses for the full year 2007 were $69.6 million compared to $52.1 million in 2006. The increase is primarily related to higher forecasted performance-based compensation costs, the appreciation of the Canadian dollar relative to the U.S. dollar, higher personnel costs, costs related to the Bema acquisition, additional travel and consulting fees and increases in technology costs.

Cash flow from operating activities for the fourth quarter of 2007 was $72.8 million, compared with $91.2 million for the fourth quarter of 2006. The cash position was $551.3 million at December 31, 2007 compared to $154.1 million at December 31, 2006 and total long-term debt was $564.1 million at December 31, 2007 compared to $89.9 million at December 31, 2006.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 3

Operations review and update

Three months ended December 31,
	Gold equivalent ounces
	Produced		Sold		Cost of sales		Cost of sales/oz
(in US$ millions)	2007	2006	2007	2006	2007	2006	2007	2006

Fort Knox	76,060	72,921	68,992	78,020	$27.8	$27.6	$403	$354
Round Mountain	63,068	75,580	62,639	81,498	22.1	23.2	353	285
Porcupine JV (a)	33,280	44,021	25,415	45,250	15.7	15.9	618	351
Paracatu	47,426	43,240	45,857	39,027	18.0	11.2	393	287
La Coipa (b)	49,611	55,801	43,707	57,551	15.2	16.3	348	283
Crixas	21,037	24,401	21,167	21,909	6.2	4.0	293	183
Musselwhite (a)	17,373	18,004	13,901	17,808	6.5	8.6	468	483
Maricunga (c)	60,266	28,060	60,135	30,196	29.4	9.8	489	325
Kettle River	-	-	-	-	-	-	-	-
Julietta (d)	16,477	-	14,516	-	8.4	-	579	-
Other operations (e)	-	-	-	4,425	-	2.6	-	588
Corporate and other	-	-	-	-	-	-	-	-
Total	384,598	362,028	356,329	375,684	$149.3	$119.2	$419	$317

Years ended December 31,
	Gold equivalent ounces
(in US$ millions)	Produced		Sold		Cost of sales		Cost of sales/oz
	2007	2006	2007	2006	2007	2006	2007	2006

Fort Knox	338,459	333,383	330,977	342,455	$113.9	$102.9	$344	$300
Round Mountain	302,971	335,115	300,222	349,497	94.9	99.4	316	284
Porcupine JV (a)	144,062	156,735	136,005	161,196	66.9	59.9	492	372
Paracatu	174,987	174,254	175,009	173,821	65.2	57.7	373	332
La Coipa (b)	197,554	155,180	193,731	154,192	52.1	47.6	269	309
Crixas	91,305	97,009	95,822	94,986	24.9	17.7	260	186
Musselwhite (a)	71,229	69,834	67,824	71,405	32.6	31.9	481	447
Maricunga (c)	205,750	116,868	204,922	115,198	91.7	39.3	447	341
Kettle River	-	3,978	-	3,978	-	0.8	-	201
Julietta (d)	63,004	-	71,428	-	38.1	-	533	-
Other operations (e)	-	33,973		40,372	-	23.9	-	592
Corporate and other	-	-		3,736	-	0.6	-	161
Total	1,589,321	1,476,329	1,575,940	1,510,836	$580.3	$481.7	$368	$319
(a) Production and sales from Musselwhite and the Porcupine Joint Venture for 2007 are from January 1, 2007 through December 21, 2007.
(b) Productions and sales for La Coipa are Kinross' 50% share for 2006 and from January 1, 2007 through December 21, 2007, and 100% from December 22 through December 31, 2007.
(c) Production from the Maricunga mine (formerly known as Refugio) is 100% for March 2007 and beyond. Prior to that Kinross owned 50% of the operation.
(d) Production from the Julietta mine is for March 2007 and beyond.
(e) Other operations include ounces produced and sold from Kubaka, Lupin and New Britannia.

At the Paracatu mine in Brazil, gold equivalent production for the full-year 2007 was consistent with production in 2006. The total tonnes of ore mined increased 13 per cent year over year as a result of mining softer ore, with a lower recovery and grade.  Revenues increased by 17 per cent to $121.7 million due to a higher average gold price and a one per cent increase in ounces sold from the prior year.  Cost of sales per gold equivalent ounce for the full year 2007 increased to $373 per from $332 in 2006, due to higher consumable costs and the appreciation of the Brazilian real against the U.S. dollar.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 4

The expansion of the pit at Round Mountain in Nevada, U.S.A., contributed to a nine-per- cent increase in tonnes of ore mined in 2007 compared to 2006.  Tonnes of ore processed decreased by 15 per cent in 2007 compared to 2006, which led to a decrease in gold equivalent sales to 300,222 ounces from 349,497 ounces in 2006.  Revenues decreased by two per cent from the prior year to $208.2 million due to a decrease in ounces sold, which was partially offset by a higher gold price.  Cost of sales per gold equivalent ounce in 2007 was $316 compared to $284 in 2006.

At the Fort Knox mine in Alaska, U.S.A., tonnes of ore mined increased 41 per cent from 2006 to 2007 due to increased stockpiling of low grade material. Gold equivalent ounces produced increased in 2007 due to a grade increase of seven per cent, however, ounces sold decreased slightly, due to timing of the sales.   Lower sales of gold equivalent ounces were offset by a higher gold price to increase revenues by 10 per cent compared to 2006.  Cost of sales was 11 per cent higher in 2007 than in 2006, reflecting higher costs for consumables such as fuel and electricity.  Exploration costs increased to $4.4 million from $1.4 million as a result of increased core drill activity, in support of the Fort Knox Project.

Gold equivalent production at the La Coipa mine in Chile was positively affected in 2007 by higher silver production from the Puren deposit, which resulted in a 27-per-cent increase in gold equivalent production compared to 2006.  Gold equivalent ounces sold increased by 26 per cent from the previous year and, as a result, revenues increased to $134.7 million.  Cost of sales increased by nine per cent due to higher production costs and the impact of exchange rate fluctuations.  Kinross assumed 100-per-cent ownership of the La Coipa mine with the completion of the asset sale and purchase agreement with Goldcorp on December 21, 2007.

The Maricunga mine in Chile produced 205,750 gold equivalent ounces to Kinross' account in 2007. Kinross held a 50-per-cent interest in Maricunga in 2006 and acquired a 100–per- cent interest following the completion of the Bema acquisition in early 2007.  Gold production in 2007 was lower by four per cent as compared to 2006.  During the second and third quarters, severe weather conditions and conveyor repairs resulted in a combination of 16 lost production days and lower overall mine throughput.  Despite lower production, revenues increased 11 per cent primarily as a result of higher gold prices.  Cost of sales increased 12 per cent in 2007 as compared to 2006 due to increased maintenance and consumable costs.

As a result of the asset sale and purchase agreement with Goldcorp, the 2007 results for the Porcupine Joint Venture in Ontario, Canada are from January 1, 2007 to December 21, 2007. Gold equivalent ounces produced were eight per cent lower than in the prior year due to lower grades and fewer tonnes processed.  Revenues were four per cent lower than the prior year, despite gold equivalent ounces sold being 16 per cent lower than the prior year due to higher gold prices.  Cost of sales per gold equivalent ounce was $492 ounce in 2007 compared to $372 in 2006 due to the strengthening of the Canadian dollar against the U.S. dollar, increased maintenance costs, and the higher cost of consumables.

As a result of the asset sale and purchase agreement with Goldcorp, the 2007 results for the Musselwhite joint venture in Ontario, Canada are from January 1, 2007 to December 21, 2007. Tonnes of ore mined were two per cent higher than in 2006, although tonnes processed, grade and recovery all remained consistent.  Gold equivalent ounces sold in 2007 were 67,824 or five per cent lower than the prior year.  Revenues increased to $47.1 million from $43.0 due to a higher average gold price.  Cost of sales per gold equivalent ounce was $481 per ounce in 2007 compared to $447 per ounce in 2006.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 5

At the Crixás joint venture mine in Brazil, tonnes of ore mined and processed both increased by four per cent in 2007 compared to 2006. However, gold equivalent production decreased by six per cent due to lower grades and recovery rates.  Gold equivalent ounces sold increased by one per cent and revenues increased by 16 per cent in 2007 compared to 2006 to $66.2 million due to a higher realized gold price.  Cost of sales increased by 41 per cent to $24.9 million or $260 per ounce in 2007 compared to 2006 due to higher consumable costs, and the appreciation of the Brazilian real.

The Julietta mine, in the Magadan Region of Russia, was acquired as part of the Bema acquisition; therefore, the results are for the period from February 27, 2007 to December 31, 2007.  Gold equivalent production was 63,004 ounces and 71,428 gold equivalent ounces were sold during this period.  Revenues during the period were $47.2 million and cost of sales were $38.1 million.

2007 Mineral Reserve and Mineral Resource Update

As of December 31, 2007, Kinross’ total Proven and Probable Mineral Reserves increased to 46.6  million ounces of gold, a gain of 18.7 million ounces or 67 per cent from Kinross’ reserve position of 27.9 million ounces of gold on December 31, 2006. The  increase reflects reserve additions of 17.4 million ounces as a result of the Bema acquisition, other reserve additions of 4.8 million ounces, production depletion of 1.8 million ounces, and a net reserve reduction resulting from the Goldcorp swap of 1.7 million ounces.

The chart below illustrates the net impact of additions and reductions to Proven and Probable Mineral Reserves in 2007, in millions of ounces:

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 6

Proven and Probable Mineral Reserves increased or remained the same at six of the ten gold properties with mineral reserves. The most notable increases occurred at Paracatu, which increased reserves by 1.6 million gold ounces; Fort Knox, which increased reserves by 1.2 million gold ounces; and Maricunga, which increased reserves by 1.0 million gold ounces. As a result of the asset swap with Goldcorp, Kinross has gained 0.4 million ounces of gold and 17.0 million ounces of silver from La Coipa, and relinquished 2.1 million ounces of gold from the sale of Musselwhite and Porcupine Joint Venture, for a net reduction of 1.7 million ounces of gold reserves in the asset swap. Gold reserves decreased at Round Mountain, Crixás, Julietta and Kupol with the changes due primarily to mining depletions and engineering adjustments.

Kinross’ total Measured and Indicated Mineral Resources at year end 2007 decreased by 0.6 million ounces of gold from the time of the Bema acquisition to 11.1 million ounces. Measured and Indicated Mineral Resources increased or remained the same at nine of the eleven gold properties with a Measured and Indicated Mineral Resource. The net reduction in resources is due primarily to the asset swap with Goldcorp, as a result of which 2.3 million ounces of gold were removed from the Company’s mineral resource statement.

Gold reserves were estimated using a $550 per ounce gold price and gold resources were estimated using a $625 per ounce gold price at year-end 2007.  Gold reserves were estimated using a $475 per ounce gold price and gold resources were estimated using a $525 per ounce gold price at year-end 2006.

Silver reserves at the end of 2007 were 77.0 million ounces, an increase of 8.0 million ounces from the time of the Bema acquisition. Silver reserves were estimated using a price of $10 per ounce at year-end 2007, compared to a silver price of $7 per ounce price at year-end 2006.

Copper reserves at the end of 2007 were 2.8 billion pounds, unchanged from the time of the Bema acquisition. Copper reserves were estimated using a price of $1.50 per pound, the same price used to estimate copper reserves following the Bema acquisition.

Project updates
The forward-looking information contained in this section is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 16 of this release.

Paracatu expansion

Construction of the Paracatu expansion project is proceeding on schedule and on budget and was approximately 80-per-cent complete as of January 31, 2008, with 85 per cent of capital spent and committed.

Paracatu is targeted to begin commissioning in July 2008, and reach full production capacity of 160,000 tonnes per day by the end of commissioning. The project will increase gold production at Paracatu from approximately 175,000 ounces in 2007 to approximately 305,000-335,000 ounces in 2008, at an expected average cost of sales of $390-400 per ounce for 2008. The Paracatu cost of sales is expected to decrease to an average of approximately $345-355 per ounce in the fourth quarter of 2008.

Kupol project

Construction of the Kupol project is proceeding on schedule and on budget and was approximately 91-per-cent complete as of January 31, 2008, with 89 per cent of capital spent and committed. Construction of the winter road is complete and deliveries to site have been underway since mid-January.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 7

Kupol is targeted to begin commissioning in May 2008, and the milling rate is expected to reach approximately 3,000 tonnes per day by the completion of commissioning. The Kinross share of Kupol production for 2008 is expected to be approximately 365,000-390,000 gold equivalent ounces, at an expected average cost of sales on a co-product basis of $235-245 per ounce for the year. The Kupol cost of sales is expected to decrease to an average of approximately $210-220 per gold equivalent ounce in the fourth quarter of 2008.

Kettle River – Buckhorn project

Surface construction on the Buckhorn mine project is proceeding on schedule and on budget and was approximately 80 per cent complete as of January 31, 2008, with 60 per cent of capital committed or spent. Underground development at the site has resumed. Minor modifications are being made to the Kettle River mill in preparation for the receipt of Buckhorn ore. The project is targeted to commence gold production in October 2008. Expected production for 2008 is approximately 25,000-30,000 ounces, at an expected average cost of sales of $290-300 per ounce. The cost of sales is expected to decrease once the project is operating at full capacity by the end of 2008.

Fort Knox Project: Heap Leach Addition and Phase 7 Pit Expansion

The Board of Directors has given final approval for construction of a heap leach facility and expansion of the open pit mine, known as the Phase 7 expansion, at the Fort Knox Mine in Alaska.

Fort Knox currently mines and stockpiles large volumes of low grade ore and mineralized waste material that cannot be economically processed at the existing mill.
The heap leach facility will allow the mine to process some of these low-grade materials, as well as zones of lower-grade ore that have not yet been mined.

The Fort Knox Project is expected to extend the life of the mine from 2013 until 2018. The project will double the life-of-mine production to 2.9 million gold ounces, and will increase Fort Knox production to an average 370,000 gold ounces per year during the five years commencing in 2010.  It will also reduce the average life-of-mine cost of sales to approximately $390 per ounce.

Capital expenditures for the Project are expected to be approximately $175 million in 2008 and 2009,with deferred development costs of approximately $30 million per year in relation to the pit expansion from 2010 to 2012. The heap leach project is expected to begin production at the end of 2009 and Phase 7 will begin to contribute production in 2010.

Exploration at site is continuing, with some 5,900 meters of drilling completed, and 1.2 million ounces of additional gold reserve declared as of the end of 2007.

Kinross has received all of the federal and state permits required for the Project.

Cerro Casale

Kinross and Barrick Gold Corporation are in the process of negotiating a more definitive shareholders’ agreement that will govern the Cerro Casale joint venture.

Core drilling at the property was completed in December 2007, and metallurgical test work is continuing.  The Company will provide a further update on the status of the project at the end of the first quarter of 2008.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 8

2008 and 2009 Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 16 of this release.

The Company’s outlook for 2008 and 2009 remains unchanged from that disclosed in its release dated January 18, 2008.

In 2008, Kinross expects to produce approximately 1.9 – 2.0 million gold equivalent ounces, and in 2009 the Company expects to produce 2.5 – 2.6 million gold equivalent ounces.

Cost of sales per gold equivalent ounce is expected to average between $365 and $375 for the full year 2008. Costs are expected to decrease progressively over the course of the year as the Paracatu, Kupol, and Buckhorn projects are commissioned and total production increases. By the fourth quarter of 2008, the average cost of sales is expected to decrease to between $325 and $335 per gold equivalent ounce.  Based on the assumptions noted below, Kinross expects the average fourth quarter 2008 cost of sales per ounce to be indicative of the Company’s average 2009 costs.

Calculated on a by-product accounting basis, the company expects to produce 1.75 – 1.85 million ounces of gold in 2008 at an average cost of sales per ounce of gold of $335-345, including by-product credits for 8.5 – 8.8 million ounces of silver.

Material assumptions used to forecast cost of sales are: a gold price of $700 per ounce, a silver price of $12.85 per ounce, an oil price of $80 per barrel, and 1.75 Brazilian reais to the U.S. dollar, 1.00 Canadian dollar to the U.S. dollar, 25 Russian rubles to the U.S. dollar and 530 Chilean pesos to the U.S. dollar.

Capital expenditures for 2008 are forecast to be approximately $685 million, versus the previously stated forecast of $600 million, largely due to the deferral of $60 million of the capital expense for the Paracatu project from 2007 into 2008, and finalizing of the Fort Knox Project capital expenditure forecast. Approximately $565 million of the forecast capital expenditure for 2008 relates to growth initiatives, including $250  million for the Paracatu expansion, $100 million for the Kupol project, $27 million for the Buckhorn project, $90 million for the Fort Knox Heap Leach and Phase 7 Pit Expansion, and $98 million for other growth-related projects, including mine development at La Coipa and Round Mountain. The balance of 2008 capital expenditures is for various sustaining capital initiatives, including a second tailings dam at Paracatu, and a new camp and leach pad extensions at Maricunga.

Exploration and business development expenses for 2008 are forecast to be approximately $60 million. In 2008, general and administrative expense is forecast to increase to approximately $80 million, primarily due to the impact of a stronger Canadian dollar and higher personnel costs.

Exploration and Business Development

Asset swap transaction with Goldcorp

On December 21, 2007 Kinross announced that it had closed its previously-announced asset swap transaction with Goldcorp Inc.  Under the terms of the transaction, Kinross acquired Goldcorp’s 50 per cent shareholding in Compania Minera Mantos de Oro (MDO) and became the 100-per-cent owner of MDO, the owner and operator of the La Coipa mine in northern Chile. The La Coipa acquisition strengthens Kinross’ position in the Maricunga District, a region of strategic importance to the company, where it already operates the Maricunga mine.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 9

In addition, as part of the transaction, Kinross streamlined its portfolio by selling to Goldcorp its 31.9-per-cent interest in the Musselwhite Joint Venture, located in northwestern Ontario and its 49-per-cent interest in the Porcupine Joint Venture, located in Timmins, Ontario. Kinross also received a cash payment from Goldcorp of approximately $204 million, after applicable adjustments. Further to closing, Kinross reduced its letters of credit relating to long-term reclamation obligations associated with PJV and Musselwhite by $40.4 million, and recorded an increase of $92 million in reclamation and remediation obligations.

Agreement with Polymetal on sale of Omolon

On January 25, 2008, a wholly-owned subsidiary of Kinross completed the sale of the Kubaka mine to OAO Polymetal for a purchase price of $15.0 million plus a variable royalty on future production from the Kubaka gold mine properties, subject to certain terms and conditions. OAO Omolon’s assets include the Kubaka gold mine and related mining licences, located in the Magadan Region in the Far East of the Russian Federation.

Exploration update

Exploration and business development expense for fourth quarter 2007 was $15.2 million, compared with $12.3 million for the fourth quarter 2006. Exploration and business development expense for full-year 2007 was $47.3 million, compared with $39.4 million for full-year 2006. Of the total exploration and business development expense, expenditures on exploration totaled $12.2 million and $38.1 million for the quarter and year respectively.

In 2007, Kinross was active on more than two dozen mine site and non-mine site exploration projects. Gold reserves increased to 46.6 million ounces during the year. Details are outlined in the 2007 Mineral Reserves and Mineral Resources statement on page 6.

Highlights during the fourth quarter and year included:

■
Mine site exploration programs: Were successfully concluded at Fort Knox (with Phase 7 drilling contributing 1.2 million ounces to year-end reserves), Paracatu (with drilling and engineering adding 1.6 million ounces added to year-end reserves) and Buckhorn (where 9,470 meters of infill drilling verified the project’s reserve grade and continuity for detailed mine planning).

■
Ixhuatan: A Joint Venture agreement was concluded with Linear Gold in 2007 giving Kinross the option to earn up to a 70-per-cent interest in the highly prospective project located in Chiapas, Mexico. Kinross drilled 2,048 meters in 10 holes during the fourth quarter. District mapping and geochemical sampling recommenced prior to year end with the objective of defining new targets for exploration between the Cerro La Mina porphyry Au-Cu prospect and the Caracol skarn target.

■
Kupol East and Kupol West: Exploration activities were initiated on the 42,560 hectare Kupol East and Kupol West properties in Chukotka, Russia with the State Unitary enterprise of the Chukotsky Autonomous Okrug (Chukotsnab) and B2Gold Corporation. 5,018 meters of drilling were completed and mapping and geochem analysis were initiated on 14 targets during the year.

■
Patrocino and Ananuca: Encouraging soil geochem results were obtained at grassroots targets on the Patrocino Joint Venture with Verena Minerals Corporation in Brazil and at the 100% owned Ananuca Project in Chile.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 10

■	Generative exploration: Early stage exploration activities were initiated in Ecuador with staking and earn-in arrangements covering approximately 20,000 hectares in the country.

In 2008, the Company’s strategy is to increase its focus on greenfields exploration and project generation activities. Specific objectives include upgrading the project pipeline, executing on existing greenfields projects, and replacing production depletion from operating mines. The total planned exploration budget for 2008 is $49 million allocated to the following regions: 29 per cent to Andean countries; 20 per cent for North America; 17 per cent for Brazil; 14 per cent for Russia; and 20 per cent for corporate exploration activities, including Mexico.

Some key projects based on Kinross’ budgeted exploration expenditure in 2008 include:

■	Ixhautan: The Company has budgeted $7.5 million on drilling and reconnaissance exploration.

■	Kupol: The focus will be on the 650 Zone and identifying and testing parallel structures.

■
Kupol East and Kupol West: Follow-up drilling will take place on deep epithermal targets north of Kupol with further drilling, trenching, mapping and ground geophysics on targets defined during 2007 across both licences.

■	La Coipa: Activities will be focused on the property’s sulphide potential and property-wide target generation

■	Kettle River: Activities will be focused on in-fill drilling at Buckhorn and increased district exploration, including drill testing new targets proximal to Buckhorn.

Financial Overview

Other income (expense) – net

	Three months ended		Year ended
	December 31,		December 31,
	2007	2006	2007	2006

Impairment of investments and other assets	$(1.3)	$(10.5)	$(1.3)	$(10.5)
Gain on sale of investments and other assets - net	149.1	8.6	184.6	47.4
Interest income	2.2	1.3	9.5	5.3
Interest expense	(2.3)	-	(6.8)	(6.9)
Foreign exchange gains (losses)	(8.4)	0.2	(36.4)	(9.5)
Non-hedge derivative gains	1.5	-	34.3	-
Other income	1.1	0.7	5.7	1.8
Other income (expense) - net	$141.9	$0.3	$189.6	$27.6

Gain on sale of investments

During the fourth quarter, gains on the sale of investments and other assets of $149.1 million include a gain of $138.3 million on the asset swap with Goldcorp, and a gain of $7.6 million on the disposal of the Bell Creek mill.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 11

Interest income

Due to higher cash balances, interest income increased to $2.2 million in the fourth quarter of 2007 from $1.3 million in the same period in 2006. The majority of the additional debt taken on through the acquisition of Bema in late February 2007 relates to capital projects and, thus, most related interest is capitalized. Interest expense was $6.8 million for full-year 2007 as compared to $6.9 million for full-year 2006. Interest costs of $31.4 million were capitalized in full-year 2007 and $11.1 million in the fourth quarter of 2007, as compared to $3.7 million in full-year 2006 and $1.4 million in the fourth quarter of 2006.

Foreign exchange

Included in the $8.4 million foreign exchange net loss in the fourth quarter of 2007 was a loss of $10.2 million on net foreign currency denominated liabilities, primarily future tax liabilities. For the full-year 2007, the Company recorded a foreign exchange loss of $36.4 million, which includes a loss of $39.9 million on net foreign currency denominated liabilities, primarily future tax liabilities, compared with a loss of $11.6 million for full-year 2006. The loss on foreign exchange was largely due to the impact of strengthening currencies, most significantly the appreciation of the Canadian dollar, the Brazilian real, and Russian ruble, on net monetary liabilities at the Company’s non-U.S. operations.

Income and mining taxes

In the fourth quarter of 2007, the Company recorded an income and mining tax expense of $24.7 million on earnings before tax of $201.1 million, compared to $6.2 million on earnings before tax of $47.4 million during the fourth quarter of 2006. For the full year 2007, the Company recorded an income and mining tax expense of $73.8 million on earnings before tax of $416.5 million, compared to $25.9 million on earnings before tax of $192.2 million for the full year 2006.

Liquidity and capital resources

The following table summarizes Kinross’ cash flow activity for the three months and years ended December 31, 2007 and 2006:

Cash flow summary
	Three months ended December 31,		Year ended December 31,
(in US$ millions)	2007	2006	2007	2006

Cash flow:
Provided from operating activities	$72.8	$91.2	$341.2	$292.0
Provided from (used in) investing activities	16.2	(73.9)	(336.0)	(173.0)
Provided from (used in) financing acitvities	159.5	2.3	379.4	(64.2)
Effect of exchange rate changes on cash	7.6	(0.3)	12.6	1.7
Increase in cash and cash equivalents	256.1	19.3	397.2	56.5
Cash and cash equivalents:
Beginning of period	295.2	134.8	154.1	97.6
End of period	$551.3	$154.1	$551.3	$154.1

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 12

Operating Activities

Cash flow provided by operating activities was $72.8 million and $341.2 million in the fourth quarter and full-year 2007, respectively, compared with $91.2 million and $292.0 in the fourth quarter and full-year 2006, respectively.

Investing Activities

Net cash provided from investing activities during the fourth quarter was $16.2 million, versus $73.9 million used in the comparable period in 2006.

Net cash used in investing activities for the full-year 2007 of $336.0 million includes capital additions of $601.1 million, proceeds from the sale of investments of $61.8 million, and cash received of $227.3 million on the disposal of Porcupine and Musselwhite in the asset swap with Goldcorp, included in the proceeds of property, plant and equipment of $232.9 million.

The following table provides a breakdown of capital expenditures:

Capital expenditures
(In US$ millions)

	Three months ended December 31		Year ended December 31
	2007	2006	2007	2006

Fort Knox	$9.1	$13.4	$30.0	$49.9
Round Mountain	9.7	9.6	40.3	28.3
Porcupine Joint Venture	6.2	5.1	23.6	19.5
Paracatu	85.7	23.7	225.2	61.8
La Coipa	2.3	0.7	5.2	7.8
Crixas	3.1	1.7	11.7	7.8
Musselwhite	4.0	1.4	12.1	4.7
Maricunga	1.0	1.4	6.4	4.7
Kettle River	11.8	8.1	43.0	16.7
Julietta	0.9	-	3.0	-
Kupol (a)	46.4	-	191.8	-
Other operations	1.2	-	2.4	-
Corporate and other	3.5	0.2	6.4	1.7

Total	$184.9	$65.3	$601.1	$202.9
(a) Includes the buildup of working capital.

Capital expenditures

Capital expenditures in the fourth quarter included costs related to the Paracatu expansion project, the Kupol project, the Kettle River–Buckhorn development project, and pit development at Fort Knox and Round Mountain. Capital expenditures in full-year 2007 included costs related to the Paracatu expansion project, the Kupol project, the Kettle River–Buckhorn development project, and pit development at Fort Knox and Round Mountain. Full-year expenditures were lower than the forecasted amount of $660 million as a result of expenditures occurring later than anticipated, primarily at Paracatu. These amounts will be carried forward and will increase forecasted capital expenditures in 2008.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 13

Financing Activities

Net cash flow received from financing activities in full-year 2007 was $379.4 million. $168.2 million was received on the exercise of warrants, primarily related to an issue that expired in December 2007; $48.0 million was received on the exercise of options, primarily related to former Bema employees; net debt increased by $199.3 million; $30.5 million was used to settle derivative instruments acquired in the Bema acquisition; and $5.6 million was used to pay a dividend on the convertible preferred shares of a subsidiary company.

In the fourth quarter of 2007, $159.8 million was received on the exercise of warrants, primarily related to an issue that expired in December 2007; $14.7 million was received on the exercise of options, primarily related to former Bema employees; $5.5 million was used to settle derivative instruments acquired in the Bema acquisition; and $5.6 million was used to pay a dividend on the convertible preferred shares of a subsidiary company.

On January 29, 2008 Kinross issued $460.0 million aggregate principal amount of 1.75% Convertible Senior Notes due March 15, 2028 with a conversion price of $28.48, subject to adjustment. Net proceeds from the transaction after fees and commissions were $449.9 million.  Interest on the notes is payable in cash semi-annually. The Convertible Senior Notes are convertible into common shares of Kinross at the option of the holder on or after December 15, 2027 at a rate of 35.1173 common shares per $1,000 U.S. dollar principal amount, subject to adjustment.  The Convertible Senior Notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross Common Shares trading at a level greater than 130% of the effective conversion price of the Convertible Senior Notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The Convertible Senior Notes are redeemable by Kinross, in whole or in part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.  Holders may require Kinross to repurchase the Convertible Senior Notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018, and March 15, 2023, or upon certain fundamental changes.  Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross Common Shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

Forward Sales Contracts

Under the terms of the Kupol project loan facilities arranged by Bema prior to the acquisition, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine’s future operating and debt service costs.  Also acquired as part of the acquisition of Bema in February 2007 were gold and silver forward and option contracts intended to protect against a decline in future metal prices at Maricunga and Julietta.  After accounting for the 25% of the Kupol project owned by a partner, Kinross has an economic interest in gold forward sales contracts and call options equivalent to approximately 2% of total gold reserves.  Kinross recorded a net gain to income on non-hedge gold and silver derivative contracts of $1.5 million for the three months ended December 31, 2007, and a net gain to income on non-hedge gold and silver derivative contracts of $34.3 million for the year ended December 31, 2007.

Dividend Payment

The Board of Directors has declared a dividend of $0.04 per share payable on March 31, 2008 to shareholders of record on March 24, 2008. The present intention is to pay a dividend semi-annually.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 14

Balance Sheet

Cash during the full-year 2007 increased by $397.2 million to $551.3 million, with cash flow from operating activities contributing $341.2 million and cash from financing activities contributing $379.4 million. This was reduced by investing activities that used $336.0 million in cash. The Company’s net working capital increased $441.0 million to $526.3 million in the full-year 2007.

	As at:
(in US$ millions)	December 31, 2007	December 31, 2006

Cash and cash equivalents	$551.3	$154.1
Current assets	$933.7	$293.0
Total assets	$6,729.3	$2,053.5
Current liabilities	$407.4	$207.7
Total debt, including current portion (a)	$564.1	$89.9
Total liabilities (b)	$1,891.5	$585.5
Shareholders' equity	$4,837.8	$1,468.0

Statistics
Working capital	$526.3	$85.3
Working capital ratio (c)	2.29:1	1.41:1
(a) Includes long-term debt.
(b) Includes preferred shares and non-controlling interest.
(c) Current assets divided by current liabilities.
(d) The amounts included in this table do not include the impact of debt financing completed in January 2008.

Conference Call Details

Kinross will host a conference call to discuss the fourth-quarter and year-end 2007 results on Friday, February 22, 2007 at 9:00 a.m. Eastern Time. Details to access the call are as follows:

To access the call, please dial:

Toronto and internationally – 416-644-3417
Toll free in North America – 1-800-732-0232

Replay (available November 7 – 24):

Toronto and internationally – 416-640-1917	Passcode – 21260187#
Toll free in North America – 1-877-289-8525	Passcode – 21260187#

You may also access the conference call on a listen-only basis through via webcast at our website www.kinross.com.

The conference call and webcast will be archived on our website at www.kinross.com.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 15

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, Russia and Chile, and approximately 5,000 employees worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact:
Steve Mitchell
Director, Corporate Communications
(416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contact:
Erwyn Naidoo
Director, Investor Relations
(416) 365-2744
erwyn.naidoo@kinross.com

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and Management’s Discussion and Analysis or as otherwise incorporated by reference in this news release as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise; (2) permitting, development and expansion at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River - Buckhorn project proceeding on a basis consistent with Kinross’ current expectations; (4)  development of the Phase 7 pit expansion and the heap leach project at Fort Knox proceeding on a basis consistent with Kinross’ current expectations; (5) permitting and development at the Kupol gold and silver project proceeding on a basis consistent with Kinross’ current expectations; (6) the new feasibility study to be prepared by the joint venture for

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 16

Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, will be consistent with the Company’s current expectations; (7) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels or as set out in this news release; (8) certain price assumptions for gold and silver; (9) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (10) production forecasts meet expectations; (11) the accuracy of our current mineral reserve and mineral resource estimates; and (12) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold and silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, those made in the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, and those made in the “Risk Factors” section of our most recently filed Annual Information Form and our other filings with the securities regulators of Canada and the U.S.  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The technical information about the Company’s material mineral properties contained in this news release has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Key sensitivities
Approximately 55%-60% of the Company’s costs are denominated in U.S. dollars.
A 10% change in foreign exchange could result in an approximate $13 impact in cost of sales per ounce.
A $10 change in the price of oil could result in an approximate $4 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $6 impact on cost of sales per ounce.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 17

Consolidated balance sheets
(expressed in millions of United States dollars, except per share and share amounts)

	As at
	December 31,	December 31,
	2007	2006
Assets
Current assets
Cash and cash equivalents	$551.3	$154.1
Restricted cash	2.4	1.3
Short-term investments	9.9	-
Accounts receivable and other assets	95.2	38.1
Inventories	242.8	99.5
Unrealized fair value of derivative assets	24.0	-
Current assets held for sale	8.1	-
	933.7	293.0
Property, plant and equipment	3,476.3	1,331.0
Goodwill	2,014.8	293.4
Long-term investments	127.7	25.8
Future income and mining taxes	33.3	29.4
Unrealized fair value of derivative assets	3.5
Deferred charges and other long-term assets	136.3	80.9
Long-term assets held for sale	3.7	-
	$6,729.3	$2,053.5
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$290.1	$161.0
Current portion of long-term debt	76.0	17.9
Current portion of reclamation and remediation obligations	10.0	28.8
Current portion of unrealized fair value of derivative liabilities	29.1	-
Current liabilities held for sale	2.2	-
	407.4	207.7
Long-term debt	488.1	72.0
Reclamation and remediation obligations	212.4	139.6
Unrealized fair value of derivative liabilities	266.0	-
Future income and mining taxes	465.9	143.8
Other long-term liabilities	20.6	7.5
Long-term liabilities held for sale	7.0	-
	1,867.4	570.6
Non-controlling interest	14.0	-
Convertible preferred shares of subsidiary company	10.1	14.9
Common shareholders' equity
Common share capital and common share purchase warrants	5,123.6	2,001.7
Contributed surplus	65.4	54.6
Accumulated deficit	(253.1)	(587.1)
Accumulated other comprehensive income	(98.1)	(1.2)
	4,837.8	1,468.0

	$6,729.3	$2,053.5
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	611,925,266	362,704,112

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 18

Consolidated statements of operations
Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	For the years ended
	December 31,
	2007	2006	2005

Revenue
Metal sales	$1,093.0	$905.6	$725.5

Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)			448.1
Accretion and reclamation expense	10.9	33.5	56.0
Depreciation, depletion and amortization	129.3	108.3	167.7
	372.5	282.1	53.7
Other operating costs	28.7	26.0	14.3
Exploration and business development	47.3	39.4	26.6
General and administrative	69.6	52.1	45.3
Impairment charges:
Goodwill	-	-	8.7
Property, plant and equipment	-	-	171.9
Operating earnings	226.9	164.6	(213.1)

Other income (expense) - net	189.6	27.6	(15.1)
Earnings before taxes and other items	416.5	192.2	(228.2)

Income and mining taxes expense - net	(73.8)	(25.9)	12.9
Equity in losses of associated companies	(11.1)	-	-
Non-controlling interest	3.2	0.3	0.1
Dividends on convertible preferred shares of subsidiary	(0.8)	(0.8)	(0.8)
Net earnings	$334.0	$165.8	$(216.0)

Earnings per share	$0.60	$0.47	$(0.63)
Basic	$0.59	$0.47	$(0.63)
Diluted
Weighted average number of common shares outstanding (millions)
Basic	557.4	352.1	345.2
Diluted	566.1	353.2	345.2

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 19

Consolidated statements of cash flows
Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	For the years ended December 31,
	2007	2006	2005

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$334.0	$165.8	$(216.0)
Adjustments to reconcile net earnings to net cash provided from operating activities
Depreciation, depletion and amortization	129.3	108.3	167.7
Accretion and reclamation expenses	10.9	33.5	56.0
Impairment charges:
Goodwill	-	-	8.7
Property, plant and equipment	-	-	171.9
Investments and other assets	1.3	10.5	4.1
Gain on disposal of assets and investments - net	(184.6)	(47.4)	(6.0)
Equity in losses of associated companies	11.1	-	-
Unrealized non-hedge derivative gains - net	(30.2)	-	-
Future income and mining taxes	26.4	0.9	(15.0)
Non-controlling interest	(3.2)	(0.3)	(0.1)
Stock-based compensation expense	13.0	10.4	3.1
Unrealized foreign exchange losses and other	5.5	0.9	1.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	(6.5)	(10.1)	2.7
Inventories	(10.6)	13.5	(9.9)
Accounts payable and other liabilities	44.8	6.0	(35.4)
Cash flow provided from operating activities	341.2	292.0	133.7
Investing:
Additions to property, plant and equipment	(601.1)	(202.9)	(142.4)
Business acquisitions, net of cash acquired	2.4	(0.6)	-
Proceeds on the sale of marketable securities	-	-	0.6
Proceeds from the sale of long-term investments and other assets	61.8	33.7	19.8
Additions to long-term investments and other assets	(28.9)	(13.9)	(16.9)
Proceeds from the sale of property, plant and equipment	232.9	10.7	10.4
Disposals of (additions to) short-term investments	(9.9)	-	7.3
Decrease in restricted cash	6.4	-	0.1
Other	0.4	-	-
Cash flow used in investing activities	(336.0)	(173.0)	(121.1)
Financing:
Issuance of common shares on exercise of options and warrants	216.2	7.6	1.9
Proceeds from issuance of debt	287.7	35.3	50.5
Debt issuance costs	-	(2.5)	(0.5)
Repayment of debt	(88.4)	(104.6)	(16.2)
Dividends paid on convertible preferred shares of subsidiary company	(5.6)	-	-
Settlement of derivative instruments acquired in Bema acquisition	(30.5)	-	-
Cash flow provided from (used in) financing activities	379.4	(64.2)	35.7
Effect of exchange rate changes on cash	12.6	1.7	1.4
Increase in cash and cash equivalents	397.2	56.5	49.7
Cash and cash equivalents, beginning of year	154.1	97.6	47.9
Cash and cash equivalents, end of year	$551.3	$154.1	$97.6

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 20

2007 YTD Operating Summary
	Mine	Period	Ownership	Ore processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Cost of Sales	COS/oz	Cap Ex	DD&A
			(%)	('000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)

North	Fort Knox	Q4	100	3,312	0.84	84%	76,060	68,992	$27.8	$403	$ 9.1	$ 6.8
America		Q3		3,106	0.90	87%	85,755	92,764	$31.4	$338	$ 4.6	$ 8.0
		Q2		3,323	1.01	87%	93,930	96,456	$30.9	$320	$ 7.8	$ 9.4
		Q1		2,981	0.98	88%	82,714	72,765	$23.8	$327	$ 8.5	$ 8.0
	Round	Q4	50	9,901	0.51	nm	63,068	62,639	$22.1	$353	$ 9.7	$ 1.3
	Mountain	Q3		8,582	0.50	nm	73,270	72,794	$24.9	$342	$ 8.7	$ 1.6
		Q2		8,950	0.50	nm	82,353	81,069	$23.7	$292	$12.4	$ 1.6
		Q1		9,557	0.51	nm	84,280	83,720	$24.2	$289	$ 9.5	$ 1.7
	Porcupine	Q4	49	1,051	2.21	93%	33,280	25,415	$15.7	$618	$ 6.2	$ 2.0
	Joint Venture	Q3		951	2.44	95%	35,460	35,579	$18.7	$526	$ 7.4	$ 3.0
	(3)	Q2		959	2.73	96%	39,522	41,483	$18.4	$444	$ 4.9	$ 3.0
		Q1		963	2.49	93%	35,800	33,528	$14.1	$421	$ 5.1	$ 2.3
	Musselwhite (3)	Q4	32	317	5.69	96%	17,373	13,901	$ 6.5	$468	$ 4.0	$ 2.2
		Q3		335	5.31	95%	18,625	20,418	$10.0	$490	$ 3.9	$ 2.6
		Q2		341	5.47	95%	18,201	16,945	$ 8.3	$490	$ 1.9	$ 2.6
		Q1		333	5.19	96%	17,030	16,560	$ 7.8	$471	$ 2.3	$ 2.5
South	Paracatu	Q4	100	4,983	0.37	79%	47,426	45,857	$18.0	$393	$85.7	$ 3.5
America		Q3		5,119	0.40	74%	45,646	46,742	$17.1	$366	$57.0	$ 3.4
		Q2		4,550	0.38	74%	41,183	38,426	$14.1	$367	$62.4	$ 3.2
		Q1		4,633	0.35	77%	40,732	43,984	$16.0	$364	$20.1	$ 3.1
	La Coipa (3) (4)	Q4	50/100	1,129	1.13	80%	49,611	43,707	$15.2	$348	$ 2.3	$ 5.0
		Q3	50	829	1.13	80%	29,428	44,157	$12.1	$274	$ 1.4	$ 3.5
		Q2		805	1.35	71%	62,220	57,841	$15.1	$261	$ 0.9	$ 6.1
		Q1		783	0.79	60%	56,295	48,026	$ 9.7	$202	$ 0.6	$ 5.0
	Crixás	Q4	50	200	6.90	95%	21,037	21,167	$ 6.2	$293	$ 3.1	$ 1.2
		Q3		210	7.11	95%	22,644	22,968	$ 6.3	$274	$ 3.3	$ 2.7
		Q2		206	7.60	95%	23,884	24,184	$ 6.2	$256	$ 3.4	$ 2.9
		Q1		202	7.69	95%	23,740	27,503	$ 6.2	$225	$ 1.9	$ 3.0
	Maricunga (5)	Q4	100	3,506	0.65	nm	60,266	60,135	$29.4	$489	$ 1.0	$ 2.8
		Q3		3,342	0.73	nm	47,214	44,672	$21.2	$475	$ 2.1	$ 3.3
		Q2		2,841	0.70	nm	57,230	62,120	$25.7	$414	$ 1.1	$ 3.7
		Q1	50/100	4,002	0.76	nm	41,040	37,995	$15.4	$405	$ 2.2	$ 2.0
Asia	Julietta (6)	Q4	90	43	11.70	94%	16,477	14,516	$ 8.4	$579	$ 0.9	$ 3.7
		Q3		43	12.30	93%	17,504	22,801	$12.7	$557	$ 0.8	$ 4.9
		Q2		43	14.45	93%	21,260	20,025	$10.1	$504	$ 1.0	$ 3.8
		Q1		14	13.76	92%	7,763	14,086	$ 6.9	$490	$ 0.3	$ 2.3

(1)	Ore processed is to 100%, production and costs are to Kinross' account
(2)	Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis.
(3)	On December 21, 2007, the Porcupine Joint Venture and Musselwhite were sold and the remaining 50% interest in La Coipa was purchased.
(4)	La Coipa silver grade and recovery were as follows: Q1 281.7 g/t 73.7%, Q2 236.9 g/t 70.7%, Q3 119.9 g/t 67.1%, Q4 54.5 g/t 52.1%
(5)	Kinross acquired the remaining 50% interest in the Maricunga mine on February 27, 2007. Results for Q1 are 50% for January and February and 100% for March.
(6)	Kinross acquired its interest in the Julietta mine on February 27, 2007. Results in Q1 are for March only.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 21

Proven and Probable Mineral Reserves

Gold
											GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
Kinross Gold Corporation's Share at December 31, 2007
		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)
NORTH AMERICA
Fort Knox Area	USA	100.0%	136,817	0.43	1,894	104,098	0.59	1,962	240,915	0.50	3,856
Kettle River Area	USA	100.0%	45	10.63	15	1,948	15.57	975	1,993	15.46	990
Round Mountain Area	USA	50.0%	29,545	0.72	686	41,323	0.57	756	70,868	0.63	1,442
SUBTOTAL			166,407	0.49	2,595	147,369	0.78	3,693	313,776	0.62	6,288

SOUTH AMERICA
Cerro Casale	Chile	49.0%	100,450	0.71	2,306	406,700	0.68	8,932	507,150	0.69	11,238
Crixas	Brazil	50.0%	2,280	4.02	295	601	5.04	97	2,881	4.23	392
La Coipa	Chile	100.0%	13,352	1.42	611	6,450	1.33	275	19,802	1.39	886
Maricunga Area	Chile	100.0%	177,698	0.77	4,383	101,804	0.63	2,062	279,502	0.72	6,445
Paracatu	Brazil	100.0%	1,264,095	0.39	16,013	161,608	0.39	2,000	1,425,703	0.39	18,013
SUBTOTAL			1,557,875	0.47	23,608	677,163	0.61	13,366	2,235,038	0.51	36,974

ASIA
Julietta	Russia	90.0%	36	17.41	20	68	16.18	35	104	16.60	55
Kupol	Russia	75.0%	435	19.50	273	6,387	14.64	3,007	6,822	14.95	3,280
SUBTOTAL			471	19.35	293	6,455	14.66	3,042	6,926	14.98	3,335

TOTAL GOLD			1,724,753	0.48	26,496	830,987	0.75	20,101	2,555,740	0.57	46,597

Silver
SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
Kinross Gold Corporation's Share at December 31, 2007
			Kinross	Proven			Probable			Proven and Probable
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)
SOUTH AMERICA
La Coipa	[12]	Chile	100.0%	13,352	55.9	23,987	6,450	61.8	12,815	19,802	57.8	36,802
SUBTOTAL				13,352	55.9	23,987	6,450	61.8	12,815	19,802	57.8	36,802

ASIA
Julietta	[11]	Russia	90.0%	36	174.7	203	68	182.3	398	104	179.6	601
Kupol		Russia	75.0%	435	228.3	3,196	6,387	177.2	36,376	6,822	180.4	39,572
SUBTOTAL				471	224.5	3,399	6,455	177.2	36,774	6,926	180.4	40,173

TOTAL SILVER				13,823	61.6	27,386	12,905	119.5	49,589	26,728	89.6	76,975

Copper
PROVEN AND PROBABLE MINERAL RESERVES (3,5)
Kinross Gold Corporation's Share at December 31, 2007
		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
		(%)	(x 1,000)	(%)	(x 1,000)	(x 1,000)	(%)	(x 1,000)	(x 1,000)	(%)	(x 1,000)
SOUTH AMERICA
Cerro Casale	Chile	49.0%	100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450
SUBTOTAL			100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450

TOTAL COPPER			100,450	0.24	538,510	406,700	0.26	2,305,940	507,150	0.25	2,844,450

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 22

Measured & Indicated Mineral Resources (excludes Proven & Probable Reserves)

Gold
											GOLD
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
Kinross Gold Corporation's Share at December 31, 2007
		Kinross	Measured			Indicated			Measured and Indicated
Property	Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(%)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)
NORTH AMERICA
Fort Knox Area	USA	100.0%	2,664	0.67	58	33,127	0.73	776	35,791	0.72	834
Round Mountain Area	USA	50.0%	4,456	0.81	116	10,860	0.72	250	15,316	0.74	366
SUBTOTAL			7,120	0.76	174	43,987	0.73	1,026	51,107	0.73	1,200

SOUTH AMERICA
Cerro Casale	Chile	49.0%	16,660	0.40	214	170,030	0.40	2,185	186,690	0.40	2,399
Crixas	Brazil	50.0%	116	5.44	20	320	2.95	30	436	3.61	50
Gurupi	Brazil	100.0%	-	-	-	51,990	1.04	1,731	51,990	1.04	1,731
La Coipa	Chile	100.0%	10,677	0.84	289	6,196	1.05	208	16,873	0.92	497
Maricunga Area	Chile	100.0%	26,920	0.67	584	84,536	0.62	1,690	111,456	0.63	2,274
Paracatu	Brazil	100.0%	209,229	0.32	2,135	58,078	0.34	638	267,307	0.32	2,773
SUBTOTAL			263,602	0.38	3,242	371,150	0.54	6,482	634,752	0.48	9,724

ASIA
Julietta	Russia	90.0%	-	-	-	245	16.04	127	245	16.04	127
SUBTOTAL			-	-	-	245	16.04	127	245	16.04	127

TOTAL GOLD			270,722	0.39	3,416	415,382	0.57	7,635	686,104	0.50	11,051

Silver
												SILVER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
Kinross Gold Corporation's Share at December 31, 2007
			Kinross	Measured			Indicated			Measured and Indicated
Property		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	(g/t)	(x 1,000)
SOUTH AMERICA
La Coipa	[12]	Chile	100.0%	10,677	35.2	12,087	6,196	24.6	4,902	16,873	31.3	16,989
SUBTOTAL				10,677	35.2	12,087	6,196	24.6	4,902	16,873	31.3	16,989

ASIA
Julietta	[11]	Russia	90.0%	-	-	-	245	114.7	905	245	114.7	905
SUBTOTAL				-	-	-	245	114.7	905	245	114.7	905

TOTAL SILVER				10,677	35.2	12,087	6,441	28.0	5,807	17,118	32.5	17,894

Copper
											COPPER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (3,4,8)
Kinross Gold Corporation's Share at December 31, 2007
Property	Location	Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
		(%)	(x 1,000)	(%)	(x 1,000)	(x 1,000)	(%)	(x 1,000)	(x 1,000)	(%)	(x 1,000)
SOUTH AMERICA
Cerro Casale	Chile	49.0%	16,660	0.22	80,360	170,030	0.24	899,150	186,690	0.24	979,510
SUBTOTAL			16,660	0.22	80,360	170,030	0.24	899,150	186,690	0.24	979,510

TOTAL COPPER			16,660	0.22	80,360	170,030	0.24	899,150	186,690	0.24	979,510

Statement of Inferred Resources
In addition to the reported Measured and Indicated Mineral Resources, Inferred Mineral Resources of gold total 362,394,000 tonnes at an average grade of 0.60 grams per tonne gold. Inferred Mineral Resources of silver total 4,062,000 tonnes at an average grade of 175.6 grams per tonne using a $11.50 silver price.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 23

NOTES

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 550 per ounce, and a silver price of $US 10.00 per ounce.  Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:
$CAD to $US   1.20
Rubles to $US     25.00
Chilean Peso to $US    530.00
Brazilian Reais to $US    2.25

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 625 per ounce, a silver price of $US 11.50 per ounce and the following foreign exchange rates:
$CAD to $US   1.20
Rubles to $US     25.00
Chilean Peso to $US    530.00
Brazilian Reais to $US    2.25

(3) The Company’s mineral reserves and mineral resources as at December 31, 2007 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves" in accordance with the Canadian Securities Administrators' National Instrument 43-101 “Standards of Disclosure for Mineral Projects" (the Instrument”) requirements.  Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. investors concerning estimates of measured, indicated and inferred mineral resources.  U.S. investors are advised that the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian Securities Administrators. These terms are not recognized by the U.S. Securities and Exchange Commission.  U.S. investors should not assume that all or any part of mineral deposits in these categories will ever be converted into mineral reserves and that as compared with measured and indicated mineral resources, inferred mineral resources have a greater amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

(5) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 published by the U.S. Securities and Exchange Commission.

(6) The Company's mineral resource and mineral reserve estimates were prepared under the supervision of Mr. R. Henderson, P. Eng, an officer of Kinross, who is a qualified person as defined by the Instrument.

(7) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources.  Independent data verification has not been performed.

(8) Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves.  Due to the uncertainty which may attach to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(9) The Crixas mine is operated by AngloGold Ashanti Ltd.  Mineral reserves are reported based on a gold price of $US 600 per ounce.  Mineral resources are reported using a gold price of $US 700 per ounce.  Mineral resources and mineral reserves are reported using the following foreign exchange rate: Brazilian Reais to $US  2.51.

(10)  Mineral resource and mineral reserve estimates for Cerro Casale were prepared under the supervision of Mr. L. Smith, R. Geo., Manager of AMEC Mining & Metals Consulting, who is a qualified person as defined by the Instrument.  The project is currently under evaluation in preparation for a new feasibility study by the joint venture.  Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:
   Mineral reserves - Gold price of $US 450 per ounce, Copper price of $US 1.50 per pound
   Mineral resources - Gold price of $US 550 per ounce, Copper price of $US 1.75 per pound
   Chilean Peso to $US   525.00

(11) The Julietta Mine has mineral reserves and mineral resources that are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:
   Mineral reserves - Gold price of $US 600 per ounce, Silver price of $US 11.00 per ounce
   Mineral resources - Gold price of $US 700 per ounce, Silver price of $US 13.00 per ounce
   Rubles to $US    25.00
Mineral resources are reported exclusive of mineral reserves, and mineral resources are estimated using a gold equivalent cut-off grade of 8.00 g/t.

(12) Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.  The Coipa Norte Pit at the La Coipa Mine has mineral reserves and mineral resources that are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:
   Mineral reserves - Gold price of $US 600 per ounce, Silver price of $US 11.00 per ounce
   Mineral resources - Gold price of $US 700 per ounce, Silver price of $US 13.00 per ounce
   Chilean Peso to $US:  530.00

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 24

Mineral Reserve & Mineral Resource Definitions

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

KINROSS GOLD CORPORATION	2007 Fourth Quarter and Year End Results Page 25